Exhibit 12.1

Compass Minerals International, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

Year ended December 31,	2007		2006		2005
Earnings:
Income from continuing operations before income taxes	$80.1		$69.8		$42.6
Less: capitalized interest	(0.4)		(0.5)		-
Plus: fixed charges	60.5		58.9		64.7
	$140.2		$128.2		$107.3

Fixed Charges:
Interest charges	$54.6		$53.7		$61.6
Capitalized interest	0.4		0.5		-
Plus interest factor in operating rent expense	5.5		4.7		3.1
	$60.5		$58.9		$64.7

Ratio of earning to fixed charges	2.32	x	2.18	x	1.66	x